September 1, 2006

VIA EDGAR SUBMISSION AND COURIER

Ms. Keira Ino

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Chilcott Holdings Company, Limited
Registration Statement on Form S-1 filed June 9, 2006
File No. 333-134893

Dear Ms. Ino:

This letter responds to an issue raised during our telephone discussions in the week of August 27, 2006 regarding a portion of one of Warner Chilcott Holdings Company, Limited’s (the “Registrant”) responses to a comment of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced Registration Statement on Form S-1.

Specifically, in response to the Staff’s question regarding the Registrant’s prior statement that it “supplementally advises the Staff that the estimated IPO price of $17.00 . . . is the midpoint of what was preliminarily determined, based on input received from the underwriters, to be a likely price range for its common stock in its IPO,” the underwriters have confirmed that the estimated IPO price of $17.00 per share (and the associated price range) reflected their independent view of the price at which to market the shares in the offering, taking into account information available at the time of such letter and then-existing market conditions.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4674 or my colleague Michael Kaplan at 212-450-4111 with any questions you may have with respect to the foregoing.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ Richard S. Truesdell, Jr.
Richard S. Truesdell, Jr.

cc w/o encl:	Izumi Hara, Esq.
Warner Chilcott Holdings Company, Ltd.

Kyle Maryanski
PricewaterhouseCoopers LLP

John T. Gaffney, Esq.
Cravath, Swaine & Moore LLP